UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CENTRAL FEDERAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

15346Q202

(CUSIP Number)

Timothy T. O’Dell

7000 N High Street

Worthington, OH 43085

614-318-4660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346Q202	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS. Timothy T. O’Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 847,333
	8	SHARED VOTING POWER 35,000
	9	SOLE DISPOSITIVE POWER 847,333
	10	SHARED DISPOSITIVE POWER 35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15346Q202	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

Common Stock of Central Federal Corporation

7000 N High Street

Worthington, OH 43085

Item 2.	Identity and Background.

a.    Timothy T. O’Dell

b.    7000 N High Street, Worthington, OH 43085

c.    Chief Executive Officer and President, CFBank National Association,

       7000 N High Street, Worthington, OH 43085

d.    No

e.    No

f.    USA

Item 3.	Source or Amount of Funds or Other Consideration.

Personal Funds in the amount of $1,157,790 (including $217,000 for the purchase of the shares of Series B Preferred Stock and Warrants described in Item 5.c. below).

Item 4.	Purpose of Transaction.

Private Investment

Item 5.	Interest in Securities of the Issuer.

a.	The 882,333 shares of Common Stock beneficially owned include (1) 100,000 shares of Common Stock which may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days, (2) 320,000 shares of Common Stock which may be acquired upon the conversion of shares of 6.25% Non-Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”) of Central Federal Corporation, and (3) 38,000 shares of Common Stock which may be acquired upon the exercise of warrants to purchase Common Stock (“Warrants”) of Central Federal Corporation. The 882,333 shares represent 5.36% of the outstanding Common Stock of Central Federal Corporation, calculated based on the sum of (a) 16,002,910 shares of Common Stock outstanding as of September 30, 2016 (as reported in the most recent Quarterly Report on Form 10-Q of Central Federal Corporation), plus (b) the number of shares of Common Stock which may be acquired by the person identified in Item 2 (“the Reporting Person”) within 60 days pursuant to the exercise of outstanding stock options and warrants and pursuant to the conversion of Series B Preferred Stock.

b.	The shares indicated above as being beneficially owned by the Reporting Person with shared power to vote or to direct the vote consist of (i) 30,000 shares of Common Stock owned by Colleen O’Dell, Mr. O’Dell’s spouse, and (ii) 5,000 shares of Common Stock owned by Colleen O’Dell as custodian for Mr. O’Dell’s daughter, Sarah F. O’Dell. Colleen O’Dell’s address is 7765 Chetwood Close, New Albany, Ohio 43054. Ms. O’Dell is a sales consultant whose place of employment is MI Homes, 3 Easton Oval, Columbus, Ohio 43219. Ms. O’Dell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction. Ms. O’Dell is a citizen of the United States of America.

c.	On December 7, 2016, the Reporting Person purchased 8,000 shares of Series B Preferred Stock of Central Federal Corporation for a purchase price of $25 per share. Each share of Series B Preferred Stock is convertible into shares of Common Stock, at the option of the holder at any time on or after July 15, 2014, based on a Common Stock conversion price of $1.75. On the same date, the Reporting Person also purchased Warrants to purchase an aggregate of 16,000 shares of Common Stock for an aggregate purchase price of $17,000. The Warrants are exercisable in whole or in part for a five year period expiring on July 15, 2019, at an exercise price of $1.85 per share of Common Stock.

d.	None

e.	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits.

None

CUSIP No. 15346Q202	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Timothy T. O’Dell

Timothy T. O’Dell / Individual

December 16, 2016